Exhibit 99.3

Jackson Fund Services
Fidelity Bond Coverage Requirements
Determination Date: 9-30-16

		Total Assets (as of 9-30-16)	Minimum Amount of Bond for Joint Coverage

	JNL Series Trust	$ 162,456,514,532	$ 2,500,000	[1]
	JNL Variable Fund LLC	13,741,643,777	2,500,000	[1]
	JNL Investors Series Trust	4,002,386,771	2,500,000	1 3
	JNL Strategic Income Fund LLC	113,093,011	525,000	[1]
		Total	$ 8,025,000	[1]

	Current Bond Coverage		$ 8,500,000	[2]

		Excess Coverage	$ 475,000

[1]	Maximum coverage required.
[2]	Expires on November 1, 2016
(Federal Insurance Company (Chubb))
[3]
Rule 17g-1 instructs us to add 200,000 for each 500,000,000 of gross assets (after 2,000,000,000) up to a maximum bond of 2,500,000.  However, for purposes of ensuring adequate coverage for increasing assets, we have added 600,000 for these assets, even though assets have not reached the last 500,000,000 level